

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Alex Yamashita
Chief Executive Officer
Blue Safari Group Acquisition Corp
Cheung Kong Center,
58 Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

> **Re: Blue Safari Group Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2021**
> **File No, 333-255844**

Dear Mr. Yamashita:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. You disclose throughout your prospectus that your amended and restated memorandum and articles of association will provide that you renounce your interest in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of your company and such opportunity is one you are legally and contractually permitted to undertake and would otherwise be reasonable for you to pursue. However, this provision does not appear to be included in your second amended and restated articles of association filed

           as Exhibit 3.2. Please revise to address this inconsistency or advise.

2.   We note that Section 7.3 of your form of rights agreement filed as Exhibit 4.4 provides that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in your rights agreement states this clearly.

     You may contact Jenifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Energy & Transportation

cc: Giovanni Caruso, Esq.